February 16, 2011

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

      Re: Alliance Life Variable Account B
               and Allianz Life of New York Variable Account C
               Initial Registration Statement on Form N-4
               File Nos. 333-171427 and 333-171428

Dear Mr. Gregg:

The staff has reviewed the above-referenced registration statements, which the Commission received on December 27, 2010. Based on our review, we have the comments shown below on the registration statements. Based on your representations, we have done a selective review of the New York version (333-171428). Except as noted below, our comments are based on the national version (333-171427) and apply to the NY version to the extent applicable. Page references are to the courtesy copy of the national registration statement provided, except as specifically noted.

1. <u>General</u>
   (a)Please make sure to define each defined term the first time it is used in the text of the prospectus, even if is also defined in the glossary.
   (b)Please explain why Bonus Value applies to the national contract and not to the NY version.

2. <u>Free-Look-Right to Examine Period (Page 16)</u>
   (a)Please combine the fifth and sixth sentences of this section as follows, or words to the same effect: "In certain states where we are required to refund Purchase Payments, or if you have an IRA Qualified Contract, we refund your Purchase Payments less withdrawals, or Contract Value, if greater." Please also clarify in the sentence dealing with California, that you will return the greater of Purchase Payments less withdrawals, or Contract Value. Also, please clarify what other fee and charges are not included within the defined term Contract Value.
   (b)This comment, other than the last sentence, does not apply to the New York version.

3. Transfers Between Investment Options (Page 24)
    In the third bullet, please clarify that you do not allow transfers during the free-look
    period (if true), or specify the circumstances when such transfers are not
    allowed.

4. Withdrawal Charge (Page 29)
    Please reconcile the last sentence of the first paragraph of this section with the
    second bolded sentence of the second paragraph.

5. Waiver of Withdrawal Charge Benefit (Page 35)
    Please use the term ""Good Order" (defined on page 5) to specify the proof of
    confinement required, rather than using "in a form satisfactory to us."

6. Requesting Lifetime Plus Payments (Page 45)
    In the first sentence of the last paragraph, please clarify that only Excess
    Withdrawals which reduce Contract Value to zero terminate Lifetime Plus
    Payments.

7. Target Value Note (Page 51)
    Please rewrite the bolded "Note" so that it is clear the unvested amounts are not
    included in Target Value or Contract Value.   Also, please explain the impact of
    Bonus Value in this context.

8. Powers of Attorney
    Please attach powers of attorney which relate to this filing. Exhibit 13 referenced
    in the exhibit list is not attached to filing.

9. Financial Statements, Exhibits, and Other Information
    Financial statements, exhibits, and other required disclosure not included
    in this registration statement must be filed in a pre-effective amendment to
    the registration statement.

10. Tandy Comment
    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have provided all
    information investors require for an informed decision. Since the registrant and its
    management are in possession of all facts relating to the registrant's disclosure, they
    are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at the
    time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's review and comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

   Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

   Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

   If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

        Sincerely,

        Sally Samuel
        Senior Counsel
        Office of Insurance Products